Exhibit 21. Securities of Registrant

Name of Subsidiary	Jurisdiction of Incorporation ______________	Year Acquired of Formed _________	Percentage of Voting Securities Owned ______________
ASI Data Services Inc	Maine	1993	100%
Northeast Savings Bank, F.S.B. (and its 100% owned subsidiary, Northeast Financial Service Corporation)	Maine	1987	100%
NBN Capital Trust	Delaware	1999	100%